SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                -------------------------------------------------

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                         METROMEDIA FIBER NETWORK, INC.
                         ------------------------------
                                (Name of Issuer)


                     class A common shares, $0.01 par value
                     --------------------------------------
                         (Title of Class of Securities)


                                    591689104
                     --------------------------------------
                                 (CUSIP Number)


                                Michael C. Bailey
                               Bechtel Group, Inc.
                                 P.O. Box 193965
                             San Francisco, CA 94119
                                 (415) 768-5721

             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 1, 2001

             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:


                         (Continued on following pages)

                              (Page 1 of 14 Pages)

                                  SCHEDULE 13D


         CUSIP No. 591689104                                        Page 2 of 14

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON

         Bechtel Corporation
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [__}
                                                                   (b)  [__}
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                          [__]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
--------------------------------------------------------------------------------
NUMBER OF SHARES                 7     SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                -----------------------------------------------
PERSON WITH                      8     SHARED VOTING POWER

                                       208,783,700(1)
                                 -----------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                 -----------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       208,783,700(1)
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         208,783,700
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 |X|
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.5%(2)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------



----------
1 Conditioned upon satisfaction of the conditions described in Item 4 below and does not include 67,538,544 shares of class B common stock, par value $0.01 per share, of Metromedia Fiber Network, Inc. and 96,454,446 shares of Common Stock beneficially owned by other parties subject to the Voting Agreement referred to herein.

2 Conditioned upon satisfaction of the conditions described in Item 4 below and based on 681,282,482 shares outstanding as of October 5, 2001 according to Metromedia Fiber Network, Inc.'s Schedule 14C filed with the Securities and Exchange Commission October 10, 2001, plus 25,000,000 shares issuable upon exercise of the Warrant referred to herein and up to 183,783,700 shares issuable upon conversion of the Note referred to herein.

                                  SCHEDULE 13D


         CUSIP No. 591689104                                        Page 3 of 14

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON

         Bechtel Group, Inc.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [__}
                                                                   (b)  [__}
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                          [__]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES                 7     SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                -----------------------------------------------
PERSON WITH                      8     SHARED VOTING POWER

                                       208,783,700(1)
                                 -----------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                 -----------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       208,783,700(1)
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         208,783,700
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 |X|
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.5%(2)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------



----------

1 Conditioned upon satisfaction of the conditions described in Item 4 below and does not include 67,538,544 shares of class B common stock, par value $0.01 per share, of Metromedia Fiber Network, Inc. and 96,454,446 shares of Common Stock beneficially owned by the parties subject to the Voting Agreement referred to herein.

2 Conditioned upon satisfaction of the conditions described in Item 4 below and based on 681,282,482 shares outstanding as of October 5, 2001 according to Metromedia Fiber Network, Inc.'s Schedule 14C filed with the Securities and Exchange Commission October 10, 2001, plus 25,000,000 shares issuable upon exercise of the Warrant referred to herein and up to 183,783,700 shares issuable upon conversion of the Note referred to herein.

Item 1.     Security and Issuer.

            The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the shares of class A common stock, par value $0.01 per share (the "Common Stock"), of Metromedia Fiber Network, Inc. ("MFN"). The principal executive offices of MFN are located at 360 Hamilton Ave., White Plains, NY 10601.

Item 2.     Identity and Background.

            The persons listed in numbers 1 and 2 below are the persons filing this joint Statement.

1.          (a)         Bechtel Corporation is a company organized under the
                        laws of the State of Nevada ("Bechtel Corporation").

            (b) The address of the principal office of Bechtel Corporation is 50 Beale Street, P.O. Box 193965, San Francisco, CA 94119.

            (c) The principal business of Bechtel Corporation is to provide, either directly or through its subsidiaries, technical, management and directly related services to develop, manage, engineer, build and operate installations worldwide.

            (d) During the last five years, Bechtel Corporation has not been convicted in any criminal proceeding.

            (e) During the last five years, Bechtel Corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.          (a)         Bechtel Group, Inc. is a company organized under the
                        laws of the State of Delaware ("Bechtel Group"). Bechtel
                        Group owns 100% of the outstanding capital stock of Bechtel Corporation.

            (b) The address of the principal office of Bechtel Group is 50 Beale Street, P.O. Box 193965, San Francisco, CA 94119.

            (c) The principal business of Bechtel Group is to be a holding company for companies that provide technical, management and directly related services to manage, engineer, build and operate installations worldwide and for companies that provide a full range of development, financing and asset management services from inception to operations, including taking ownership positions in projects and companies.

            (d) During the last five years, Bechtel Group has not been convicted in any criminal proceeding.

            (e) During the last five years, Bechtel Group has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of the Reporting Persons are set forth on Schedule A attached hereto, which Schedule A is incorporated herein by reference.

During the last five years, to the knowledge of the Reporting Persons, no person named on Schedule A with respect to that particular corporation has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            The shares of Common Stock which may be deemed to be beneficially owned by Bechtel Corporation and Bechtel Group were acquired pursuant to the transactions described in Item 4 which is incorporated by reference herein.

Item 4.     Purpose of Transaction.

            The following descriptions are qualified in their entirety by reference to the agreements attached as exhibits and incorporated herein by reference.

            On October 1, 2001, Bechtel Corporation, MFN and Metromedia Fiber Network Services, Inc., a Delaware corporation and wholly-owned subsidiary of MFN ("MFNS"), entered into a Master Restructuring Agreement (the "Master Restructuring Agreement") in order to restructure certain amounts owed by MFN and MFNS to Bechtel Corporation pursuant to the Master Services Agreement dated as of May 3, 2000, by and between Bechtel Corporation and MFN (the "Master Services Agreement"). The restructuring of such amounts is part of a larger restructuring of MFN's obligations and liabilities.

            Pursuant to the Master Restructuring Agreement (a copy of which is attached hereto as Exhibit A and incorporated in its entirety by reference herein) MFN has (i) paid to Bechtel Corporation the sum of US$9 million, (ii) caused MFNS to issue to Bechtel Corporation an 8.5% convertible secured promissory note (a copy of which is attached hereto as Exhibit B and incorporated in its entirety by reference herein) (the "Note"), which Note is, among other things, (a) convertible into shares of Common Stock, (b) secured by the assets set forth on the Junior Intercreditor and Collateral Agency Agreement (the "Intercreditor and Collateral Agency Agreement") dated as of October 1, 2001, among MFN, certain subsidiaries of MFN and certain vendors and agents all as set forth in the signature pages thereto and the Junior Security Agreement (the "Junior Security Agreement"), dated as of October 1, 2001, among MFN, certain subsidiaries of MFN and certain vendors and agents all as set forth in the signature pages thereto and (c) in the aggregate principal amount of US$89 million, (iii) issued to Bechtel Corporation a warrant (the "Warrant") pursuant to a Warrant Agreement between MFN and Bechtel Corporation (the "Warrant Agreement") dated as of October 1, 2001 (a copy of which is attached hereto as Exhibit C and incorporated in its entirety by reference herein), which Warrant is exercisable for 25,000,000 shares of Common Stock in accordance with the terms thereof and (iv) terminate the Master Services Agreement, in each case in accordance with the terms of the Master Restructuring Agreement. In addition to the foregoing, the Master Restructuring Agreement provides, among other things, that MFN shall cause the holders of Common Stock and class B common stock, par value $0.01 per share, of MFN ("Class B Common Stock") to meet to consider approving or act by written consent to approve the issuance of the shares of Common Stock issuable to Bechtel Corporation upon conversion of the Note and exercise of the Warrant.

            The Note has a conversion price equal to $0.53875 per share of Common Stock which is subject to adjustment and anti-dilution protection as provided in the Note. It also provides, among other things, that MFN has the right to redeem or prepay the Note and that the Note may not be converted into Common Stock prior to the earlier of (i) approval by the stockholders of MFN at a duly called meeting, or (ii) the effectiveness of an approval by written consent of the stockholders of MFN, in each case, of the issuance of the shares of Common Stock upon conversion of the Note. As described in the preliminary
Schedule 14C filed by MFN on October 10, 2001 (the "Information Statement"), holders of Common Stock and Class B Common Stock having a majority of the votes of both classes of MFN's stock, on October 1, 2001, approved the issuance of the Common Stock upon conversion of the Note; however, the Note is not convertible until the date that is twenty days after MFN delivers a definitive Information Statement to its stockholders.

            Bechtel Corporation, MFN and MFNS, also on October 1, 2001, executed a letter agreement (the "Letter Agreement") (a copy of which is attached hereto as Exhibit D and incorporated in its entirety by reference herein) that provides for an accounting of the actual amounts owed to Bechtel Corporation as determined in accordance with the Letter Agreement, a reconciliation of such actual amount with the principal amount of the Note and a payment of any over or under paid amounts, or a cancellation of the Note and a re-issuance of a replacement promissory note with the same terms and conditions, except for the principal amount, as contained in the Note, in each case as appropriate. The amount paid or the change in the principal amount of the Note pursuant to this adjustment, if any, may not exceed $10 million.

            The Warrant has an exercise price of $0.53875 per share of Common Stock which is subject to adjustment and anti-dilution protection as provided in the Warrant Agreement. The Warrant Agreement provides, among other things, that
(a) the Warrant may not be exercised prior to the earlier of (i) approval by the stockholders of MFN at a duly called meeting or (ii) the effectiveness of an approval by written consent of the stockholders of MFN, in each case, of the issuance of the shares of Common Stock upon exercise of the Warrant and (b) MFN shall use its reasonable best efforts to file a "shelf" registration statement (a "Shelf Registration") pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), as promptly as practicable and in no event later than the date that is five days from the date of the Warrant Agreement to permit the resale by Bechtel Corporation of the Warrant or any shares of Common Stock issued to Bechtel Corporation upon exercise of the Warrant. The agreement also provides Bechtel Corporation with the right to participate in certain sales by Metromedia Company, a Delaware general partnership ("Metromedia"), of the shares of Common Stock it owns. The Warrant Agreement also contains other customary provisions. As described in the preliminary Information Statement, holders of Common Stock and Class B Common Stock having a majority of the votes of both classes of MFN's stock, on October 1, 2001, approved the issuance of the Common Stock upon the exercise of the Warrant; however, the Warrant may not be exercised until the date that is twenty days after MFN delivers a definitive Information Statement to its stockholders.

            Also on October 1, 2001, MFN, Verizon Investments Inc., Bechtel Corporation, Hathaway Dinwiddie Construction Company, Edwards and Kelcey, Inc., Cupertino Electric, Inc. and certain individual stockholders of MFN (such individual stockholders being the

"Stockholders") entered into a Voting Agreement (a copy of which is attached hereto as Exhibit E and incorporated in its entirety by reference herein) (the "Voting Agreement") whereby, among other agreements, MFN and the Stockholders agreed (i) to vote at any meeting of the stockholders of MFN or on any written consent 67,538,544 shares of Class B Common Stock, which are convertible on a one-for-one basis into shares of Common Stock, 96,454,446 shares of Common Stock of which such parties collectively have beneficial ownership, and any additional voting securities of MFN such parities may acquire, and in each case which may be voted, in favor of, among other things, approving the issuances of the shares of Common Stock issuable to Bechtel Corporation upon conversion of the Note and exercise of the Warrant and (ii) to certain restrictions on their ability to transfer or convert into Common Stock such Class B Common Stock or to transfer such Common Stock prior to any such vote, in each case, as set forth in the Voting Agreement. The shares of Class B Common Stock have 10 votes per share and as a class constitute more than a majority of the voting power of the capital stock of MFN.

            On October 10, 2001, MFN filed a preliminary registration statement on Form S-3 (the "Form S-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), listing Bechtel Corporation as a selling securityholder and registering the Warrant and the shares of Common Stock issuable to Bechtel Corporation upon exercise of the Warrant or conversion of the Note. Upon the effectiveness of the Form S-3, Bechtel Corporation may sell the Warrant or any Common Stock acquired upon exercise of the Warrant or conversion of the Note in accordance with the plan of distribution described in the Form S-3.

            The Reporting Persons acquired beneficial ownership of the Common Stock for the purpose of making an investment in MFN. The Reporting Persons from time to time intend to review their investment in MFN on the basis of various factors, including MFN's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and for MFN's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in MFN is attractive, whether because of the market price of MFN's securities or otherwise, they may acquire Common Stock either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently beneficially owned by them or otherwise acquired by them either in the open market or in privately negotiated transactions.

            Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (i) acquisition or disposition of securities of MFN; (ii) an extraordinary corporate transaction involving MFN or any of its subsidiaries; (iii) a sale or transfer of a material amount of the assets of MFN or any of its subsidiaries; (iv) any change in the present board of directors or management of MFN; (v) any material change in MFN's capitalization or dividend policy; (vi) any other material change in MFN's business or corporate structure; (vii) any change in MFN's charter or bylaws or other instruments corresponding thereto or other action which may impede the acquisition of control of MFN by any person; (viii) causing a class of MFN's securities becoming deregistered or delisted; (ix) a class of equity securities of MFN becoming eligible for termination of registration or (x) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

(a) Upon proper approval of the stockholders of MFN of the appropriate agreements, Bechtel Corporation will have the right to acquire up to 183,783,700 shares of Common Stock upon conversion of the Note (assuming a $10 million increase in the principal amount of the Note pursuant to the Letter Agreement) and 25,000,000 shares of Common Stock upon exercise of the Warrant (in total, approximately 23.5% of the total number of shares of Common Stock outstanding as of October 1, 2001 and to be issued as part of the Restructuring plus 208,783,700 shares that may be acquired by Bechtel Corporation) which shares the Reporting Persons may be deemed to beneficially own. In accordance with and subject to the Voting Agreement, certain parties thereto have agreed to vote 67,538,544 shares of Class B Common Stock and 96,454,446 shares of Common Stock (which constitute a majority of the voting power of the capital stock of MFN) beneficially owned by and any additional voting securities of MFN acquired by, the parties subject to the Voting Agreement in favor of approving the issuances of the Common Stock issuable to Bechtel Corporation upon exercise of the Warrant and conversion of the Note. None of the other persons whose names are listed on Schedule A beneficially owns any shares of Common Stock.

(b) The Reporting Persons may be deemed to have the shared power to vote or direct the vote, and to dispose or direct the disposition of the shares of Common Stock issuable to Bechtel Corporation described in
            Item 5(a). The Reporting Persons disclaim beneficial ownership as to all shares of Class B Common Stock and all shares of Common Stock subject to the Voting Agreement.

(c) Except as described in Item 4 above, there have not been any transactions in the Common Stock or the Class B Common Stock effected by or for the account of the Reporting Persons during the past 60 days.

(d) Except as stated in this Item 5, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            The following descriptions are qualified in their entirety by reference to the agreements attached as exhibits to this Statement and incorporated herein by reference.

            The responses to Item 4 and Item 5 are incorporated by reference.

            On October 1, 2001, MFN and Bechtel Corporation entered into a Registration Rights Agreement (a copy of which is attached hereto as Exhibit F and incorporated in its entirety by reference herein) (the "Registration Rights Agreement") providing Bechtel Corporation certain rights with respect to the Common Stock issuable to it upon conversion of the Note. The agreement provides, among other rights, Bechtel Corporation the right, subject to certain limitations, to include the shares of Common Stock issuable to it upon conversion of the Note in certain registrations with the Securities and Exchange Commission initiated by MFN under the Securities Act. It also provides that Bechtel Corporation may require MFN to effect an additional three registrations and to require MFN to file a Shelf Registration, in each case, with respect to all or a specified portion of the Common Stock owned by Bechtel Corporation issued or issuable upon conversion of the Note. The agreement also provides Bechtel Corporation the right to participate in certain sales by Metromedia of its shares of Common Stock. The Registration Rights Agreement also contains other customary provisions.

            The Junior Security Agreement provides, among other things, for the appointment of a collateral agent for the secured parties named therein and sets forth the obligations of MFN and the specified subsidiaries and the collateral securing such obligations.

            The Intercreditor and Collateral Agency Agreement provides, among other things, for (i) the appointment of a collateral agent (ii) the subordination of the security interest provided in the Junior Security Agreement to certain senior secured obligations and (iii) the application of any proceeds derived from the Junior Security Agreement.

Item 7.     Material to be Filed as Exhibits.

The following are filed as exhibits to this Statement on Schedule 13D:

Exhibit A.  Master Restructuring Agreement by and among MFN, MFNS and Bechtel
            Corporation dated as of October 1, 2001 (incorporated by reference to Exhibit 10.11 of MFN's Form 8-K filed with the Securities and Exchange Commission on October 10, 2001)

Exhibit B.  8.5% Senior Subordinated Convertible Promissory Note due October 1,
            2003 (incorporated by reference to Exhibit 10.12 of MFN's Form 8-K filed with the Securities and Exchange Commission on October 10,
            2001)

Exhibit C.  Warrant Agreement between MFN and Bechtel Corporation dated as of
            October 1, 2001 (including the form of the Warrant attached as an exhibit thereto) (incorporated by reference to Exhibit 10.14 of MFN's Form 8-K filed with the Securities and Exchange Commission on October 10, 2001)

Exhibit D.  Letter Agreement among Bechtel Corporation, MFN and MFNS dated
            October 1, 2001 (incorporated by reference to Exhibit 10.13 of MFN's Form 8-K filed with the Securities and Exchange Commission on October 10, 2001.)

Exhibit E.  Voting Agreement among MFN, Verizon Investments Inc., Bechtel
            Corporation, Hathaway Dinwiddie Construction Company, Edwards and Kelcey, Inc., Cupertino Electric Inc. and the individual stockholders listed on the signature pages thereto, dated as of October 1, 2001 (incorporated by reference to Exhibit 10.6 of MFN's Form 8-K filed with the Securities and Exchange Commission on October 10, 2001)

Exhibit F.  Registration Rights Agreement by and Between MFN and Bechtel
            Corporation dated as of October 1 2001 (incorporated by reference to Exhibit 10.15 of MFN's Form 8-K filed with the Securities and Exchange Commission on October 10, 2001)

Exhibit G.  Joint Filing Agreement between Bechtel Corporation and Bechtel
            Group, Inc.

                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 11, 2001                       BECHTEL CORPORATION
                                               By:  /s/ W. Foster Wollen
                                                  ------------------------------
                                               Name:  W. Foster Wollen
                                               Title: Senior Vice President


                                               BECHTEL GROUP, INC.
                                               By:  /s/ W. Foster Wollen
                                                  ------------------------------
                                               Name:  W. Foster Wollen
                                               Title: Senior Vice President

                                                                      Schedule A

                  Directors and Officers of Bechtel Corporation
                 -----------------------------------------------

Name and Current Business Address             Present Principal Occupation or
                                                Employment; Name, Principal
                                                 Business and Address of any
                                                Corporation of such Occupation
                                                        or Employment
--------------------------------------------------------------------------------

BECHTEL, RILEY P., Chairman and
Director, Bechtel Corporation                   See below
c/o Bechtel Group, Inc.
P.O. Box 193965
San Francisco, CA 94119

ZACCARIA, ADRIAN, President and
Director, Bechtel Corporation                   See below
c/o Bechtel Group, Inc.
P.O. Box 193965
San Francisco, CA 94119

CARTER, JOHN D., Executive Vice
President and Director, Bechtel Corporation
c/o Bechtel Group, Inc.                         See below
P.O. Box 193965
San Francisco, CA 94119

LASPA, JUDE P., Executive Vice President
and Director, Bechtel Corporation
c/o Bechtel Group, Inc.                         See below
P.O. Box 193965
San Francisco, CA 94119

MCINTIRE, LEE A., Executive Vice President
and Director, Bechtel Corporation
11 Pilgrim Street                               See below
London, England
EC4V 6RN

STATTON, TIMOTHY D., Executive Vice President
and Director, Bechtel Corporation
c/o Bechtel Group, Inc.                         See below
P.O. Box 193965
San Francisco, CA 94119

THIELE, M. L., Executive Vice President
and Director, Bechtel Corporation
3000 Post Oak Blvd.                             See below
Houston, TX 77056-6503


DUDLEY, W. N., Senior Vice President
and Director, Bechtel Corporation
3000 Post Oak Blvd.                             See below
Houston, TX 77056-6503


PROCTOR, GEORGANNE C., Senior Vice President,
Controller and Director, Bechtel Corporation
c/o Bechtel Group, Inc.                         See below
P.O. Box 193965
San Francisco, CA 94119

WOLLEN, W. F., Senior Vice President,           See below
Secretary and Director, Bechtel Corporation
c/o Bechtel Group, Inc.
P.O. Box 193965
San Francisco, CA 94119

                  Directors and Officers of Bechtel Group, Inc.

  Name, Citizenship and Current             Present Principal Occupation or
        Business Address                      Employment; Name, Principal
                                              Business and Address of any
                                             Corporation of such Occupation
                                                       or Employment
--------------------------------------------------------------------------------

BECHTEL, RILEY P.                           Chairman and Director, Bechtel
c/o Bechtel Group, Inc.                     Group
P.O. Box 193965
San Francisco, CA 94119

BECHTEL, JR., STEPHEN D.                    Chairman Emeritus and Director,
c/o Bechtel Group, Inc.                     Bechtel Group
P.O. Box 193965
San Francisco, CA 94119

ZACCARIA, ADRIAN                            President and Director, Bechtel
c/o Bechtel Group, Inc.                     Group
P.O. Box 193965
San Francisco, CA 94119

CARTER, JOHN D.                             Executive Vice President and
c/o Bechtel Group, Inc.                      Director, Bechtel Group
P.O. Box 193965
San Francisco, CA 94119

LASPA, JUDE P.                              Executive Vice President and
c/o Bechtel Group, Inc.                     Director, Bechtel Group
P.O. Box 193965
San Francisco, CA 94119

MCINTIRE, LEE A.                            Executive Vice President and
c/o Bechtel Group, Inc.                     Director, Bechtel Group
11 Pilgrim Street
London, England
EC4V 6RN

STATTON, TIMOTHY D.                         Executive Vice President and
c/o Bechtel Group, Inc.                     Director, Bechtel Group
P.O. Box 193965
San Francisco, CA 94119

THIELE, M. L.                               Executive Vice President and
c/o Bechtel Group, Inc.                     Director, Bechtel Group
3000 Post Oak Blvd.
Houston, TX 77056-6503

UNRUH, V. PAUL                              Executive Vice President and
c/o Bechtel Group, Inc.                     Director, Bechtel Group
11 Pilgrim Street
London, England
EC4V 6RN

PROCTOR, GEORGANNE C.                       Senior Vice President,
c/o Bechtel Group, Inc.                     Controller and Director,
P.O. Box 193965                             Bechtel Group
San Francisco, CA 94119

WOLLEN, W. F.                               Senior Vice President, Secretary,
c/o Bechtel Group, Inc.                     Director and General Counsel,
P.O. Box 193965                             Bechtel Group
San Francisco, CA 94119

DACHS, ALAN M., Director, Bechtel Group     President & CEO, Fremont Group
                                            199 Fremont Street
                                            San Francisco, CA 94105

DUDLEY, W. N.                               Senior Vice President and Director
c/o Bechtel Group, Inc.
3000 Post Oak Blvd.
Houston, TX 77056-6503

HASH, T. F., Director, Bechtel Group        President, Bechtel National, Inc.
c/o Bechtel Group, Inc.
P.O. Box 193965
San Francisco, CA 94119

HAYNES, BILL, Director, Bechtel Group       Retired Chairman and CEO, Standard
c/o Bechtel Group, Inc.                     Oil of California (now Chevron
P.O. Box 193965                             Corporation)
San Francisco, CA 94119

HULL, CORDELL W., Director, Bechtel Group   Retired Executive Vice President,
c/o Bechtel Group, Inc.                     Bechtel Group
P.O. Box 193965
San Francisco, CA 94119

SHULTZ, GEORGE P., Director, Bechtel Group  Distinguished Fellow, Hoover
c/o Bechtel Group, Inc.                     Institution, Former U.S. Secretary
P.O. Box 193965                             of State, Former President,
San Francisco, CA 94119                     Bechtel Group


To the knowledge of the Reporting Persons, all of the individuals named on Schedule A are citizens of the United States.

                                  EXHIBIT INDEX


Exhibit A.  Master Restructuring Agreement by and among MFN, MFNS and Bechtel
            Corporation dated as of October 1, 2001 (incorporated by reference to Exhibit 10.11 of MFN's Form 8-K filed with the Securities and Exchange Commission on October 10, 2001)

Exhibit B.  8.5% Senior Subordinated Convertible Promissory Note due October 1,
            2003 (incorporated by reference to Exhibit 10.12 of MFN's Form 8-K filed with the Securities and Exchange Commission on October 10,
            2001)

Exhibit C.  Warrant Agreement between MFN and Bechtel Corporation dated as of
            October 1, 2001 (including the form of the Warrant attached as an exhibit thereto) (incorporated by reference to Exhibit 10.14 of MFN's Form 8-K filed with the Securities and Exchange Commission on October 10, 2001)

Exhibit D.  Letter Agreement among Bechtel Corporation, MFN and MFNS dated
            October 1, 2001 (incorporated by reference to Exhibit 10.13 of MFN's Form 8-K filed with the Securities and Exchange Commission on October 10, 2001.)

Exhibit E.  Voting Agreement among MFN, Verizon Investments Inc., Bechtel
            Corporation, Hathaway Dinwiddie Construction Company, Edwards and Kelcey, Inc., Cupertino Electric Inc. and the individual stockholders listed on the signature pages thereto, dated as of October 1, 2001 (incorporated by reference to Exhibit 10.6 of MFN's Form 8-K filed with the Securities and Exchange Commission on October 10, 2001)

Exhibit F.  Registration Rights Agreement by and Between MFN and Bechtel
            Corporation dated as of October 1 2001 (incorporated by reference to Exhibit 10.15 of MFN's Form 8-K filed with the Securities and Exchange Commission on October 10, 2001)

Exhibit G.  Joint Filing Agreement between Bechtel Corporation and Bechtel
            Group, Inc.

                                                                       Exhibit G

                             JOINT FILING AGREEMENT


            In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with the other Reporting Person (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the class A common stock, par value $0.01 per share, of Metromedia Fiber Networks, Inc., a Delaware corporation, and that this Agreement may be included as an exhibit to such joint filing.

            IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of October 11, 2001.

                                              BECHTEL CORPORATION


                                              By:     /s/ W. Foster Wollen
                                                 -------------------------------
                                                 Name:   W. Foster Wollen
                                                 Title:  Senior Vice President


                                              BECHTEL GROUP, INC.


                                              By:    /s/ W. Foster Wollen
                                                 -------------------------------
                                                 Name:   W. Foster Wollen
                                                 Title:  Senior Vice President